Item 77D DWS Value Builder Fund (a series of
DWS Value Builder Fund, Inc.)


Effective March 8, 2008, the following was added to the Fund's
Main Investment Strategy:

Other Investments. The fund is permitted, but not required, to use various types of derivatives
(contracts whose value is based on, for example, indices, currencies or securities). Derivatives may be used for hedging and for risk management or for non-hedging purposes to seek toenhance potential gains. The fund may use derivatives in circumstances where portfolio management believes they offer an economical means of gaining exposure to a particular asset class or to keep cash on hand to meet shareholder redemptions or other needs while maintainingexposure to the market. In particular, the fund may use futures and options. To the extent the fund invests in foreign securities, the fund may enter into forward currency exchange contracts and buy and sell currency options to hedge against currency exchange rate fluctuations.



Z:\Electronic Working Files\NSAR\2008\03-31-08\DWS Value Builder Fund (annual)\03-Exhibits\Exhibit 77D DWS Value Builder.doc